SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         Able Telcom Holding Corp.
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                              (Name of Issuer)

                  Common Stock, par value $.001 per share
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                      (Title of Class and Securities)

                                 003712304
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                               (CUSIP Number)


                             Charles T. Cannada
                Senior Vice-President--Corporate Development
                               WorldCom, Inc.
                           515 East Amite Street
                      Jackson, Mississippi 39201-2702
                               (601) 360-8600
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         (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               April 27, 1998
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          (Date of Event which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13d-1(b)(3) or (4), check the following:   |_|

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)




CUSIP No. 003712304               13D
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  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
                   WorldCom, Inc.
                   58-1521612
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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)|_|
                                                            (b)|X|
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  3.    SEC USE ONLY

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  4.    SOURCE OF FUNDS
                   WC
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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                            |_|
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  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia
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                        7.   SOLE VOTING POWER
                                  NONE
     NUMBER OF          ----------------------------------------------------
       SHARES           8.   SHARED VOTING POWER
    BENEFICIALLY                  1,817,941
      OWNED BY          ----------------------------------------------------
        EACH            9.   SOLE DISPOSITIVE POWER
     REPORTING                    NONE
       PERSON           ----------------------------------------------------
        WITH            10.  SHARED DISPOSITIVE POWER
                                  1,817,941
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  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,817,941
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  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                |_|
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  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.26%
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  14.   TYPE OF REPORTING PERSON
                  CO
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CUSIP No. 003712304               13D
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  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
                  MFS Communications Company, Inc.
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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) |_|
                                                            (b)|X|
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS
                  AF
----------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                            |_|
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------------------------------------------------------------------
                        7.  SOLE VOTING POWER
    NUMBER OF                     NONE
     SHARES             ----------------------------------------------------
   BENEFICIALLY         8.  SHARED VOTING POWER
    OWNED BY                      1,817,941
      EACH              ----------------------------------------------------
    REPORTING           9.  SOLE DISPOSITIVE POWER
     PERSON                       NONE
      WITH              ----------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                                  1,817,941
----------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,817,941
----------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                           |_|
----------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.26%
----------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------------




Item 1.   Security and Issuer.

          This statement relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Able Telcom Holding Corp., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1601 Forum Place, Suite 1110, West Palm Beach, Florida 33401.

Item 2.   Identity and Background.

          (a) - (c) and (f). This statement is being filed by WorldCom, Inc. ("WorldCom") and MFS Communications Company, Inc. ("MFS" and together with WorldCom, the "Reporting Persons"). WorldCom is organized as a corporation under the laws of the State of Georgia, and its principal business address is 515 East Amite Street, Jackson, Mississippi 39201-2702. WorldCom provides telecommunications services to business, government, telecommunication companies and consumer customers, through its networks of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

          MFS is organized as a corporation under the laws of the State of Delaware, and its business address is 515 East Amite Street, Jackson, Mississippi, 39201-2702. MFS is a wholly owned subsidiary of WorldCom.

          For certain information related to certain executive officers and directors of WorldCom and designees of MCI Communications Corporation to WorldCom's Board of Directors, see Annex A attached hereto and incorporated herein by reference. To the best of WorldCom's knowledge, the executive officers and directors and designees listed in Annex A do not beneficially own any shares of the Common Stock. In the event that WorldCom becomes aware that any such individuals are holders of the Common Stock, an amendment will be filed.

          (d) and (e). During the last five years, neither WorldCom nor MFS and, to the best knowledge of WorldCom and MFS, none of the executive officers or directors of WorldCom or MFS has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 below, pursuant to Section 17 of the Merger Agreement (as defined below), MFS was granted an option to purchase 2,000,000 newly issued shares of the Common Stock at a price of $7.00 per share (the "Option"), subject to the limitation that MFS shall exercise the Option on a "cashless" basis rather than for cash to the extent necessary to ensure that the actual number of shares of Common Stock issued to it will not exceed 1,817,941. Assuming that the Option were to be exercised solely for cash to the maximum extent permitted, an aggregate of approximately $12,725,587 would be needed. Any such funds are expected to come from the working capital of WorldCom, which could include borrowings under one or more of its working capital facilities.

Item 4.   Purpose of Transaction.

          On April 27, 1998, an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, its subsidiary MFS Acquisition Corp. ("Buyer"), MFS and its subsidiary MFS Network Technologies, Inc. ("MFS Network") became effective upon delivery to MFS of the required deposit thereunder. Pursuant to the Merger Agreement and subject to terms and conditions set forth therein, MFS Network will merge with and into Buyer (the "Merger") with Buyer continuing as a surviving corporation.

          Pursuant to Section 17 of the Merger Agreement, the Issuer granted MFS the Option. The Option may be exercised by MFS in whole or in part and from time to time by delivery of a notice to the Issuer during the six month period commencing with the earlier to occur (i) the Merger or
(ii) termination of the Merger Agreement. The Merger Agreement may be terminated by mutual agreement of the parties or by either party if the Merger does not occur on or prior to May 31, 1998, unless the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall not have expired or been terminated on or prior to such date, in which event, if the Merger does not occur on or prior to June 30, 1998; provided, that the Issuer shall have the option to extend the closing period until on or prior to July 31, 1998 if it shall have timely made an additional deposit and certain other payments contemplated under the Merger Agreement.

          MFS may exercise some or all of the Option for a cash exercise price of $7.00 per share (subject to adjustment for stock splits or combinations and similar events) and may exercise some or all of the Option on a "cashless" basis pursuant to which MFS receives shares of Common Stock with a "market value" equal to the aggregate "spread" for the shares as to which the Option is being exercised; provided, that MFS shall exercise the Option on a "cashless" basis rather than for cash to the extent necessary to ensure that the actual number of shares of Common Stock issued to it shall not exceed 1,817,941, which is the maximum number of shares of Common Stock that the Issuer has represented may be issued by the Issuer to MFS without obtaining shareholder approval under NASDAQ's shareholder approval policy.

          Section 17 of the Merger Agreement also provides that the Issuer will promptly after the date thereof file with the Securities and Exchange Commission (the " Commission") a registration statement to register on a "shelf" basis the resale by MFS of any shares of Common Stock purchased by it pursuant to the Option until they could be sold by MFS on an unrestricted basis under Rule 144 without regard to volume limitations (the "Registration Term") and will use its best efforts to have such registration statement declared effective as promptly as possible and to maintain the effectiveness of such registration statement throughout the Registration Term .

          In the event that MFS exercises the Option in whole or in part and whether for cash or on a "cashless" exercise basis, it will be entitled to designate Frederick W. Weidinger or another representative of MFS reasonably acceptable to the Issuer to serve on the Issuer's Board of Directors for so long as MFS retains shares of Common Stock purchased pursuant to the Option aggregating at least 5% of Common Stock then outstanding.

          Section 17 of the Merger Agreement is attached hereto as Exhibit I and is incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to such exhibit.

          Except as otherwise set forth in this Item 4, neither WorldCom nor MFS has any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; (vi) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing the Common Stock to cease to be authorized to be quoted or the National Market System of the National Association of Securities Dealers Automated Quotation System;
(viii) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those actions set forth in this Paragraph involving the Issuer or the Common Stock.

          The Reporting Persons reserve the right to acquire or dispose of Common Stock or to formulate other purposes, plans or proposals regarding the Common Stock held by the Reporting Persons to the extent permitted under the securities laws and deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) The Reporting Persons may be deemed to beneficially own 1,817,941 shares of Common Stock, representing approximately 16.26% of the outstanding shares of Common Stock of the Issuer set forth below (on the basis of 11,182,765 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 10-Q, filed with the Commission on March 23, 1998, including for this purpose 1,817,941 shares issuable pursuant to the Option). When and if MFS exercises the Option, MFS and WorldCom will share the voting and investment power with respect thereto.

          (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions in the Common Stock by WorldCom or MFS during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See Items 2, 3, 4, and 5 above. MFS has entered into the Merger Agreement, Section 17 of which has been filed as Exhibit I to this Schedule 13D and is hereby incorporated by reference.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          Exhibit I -   Section 17 of the Agreement and Plan of Merger,
                        dated as of April 26, 1998, among MFS Acquisition
                        Corp., Able Telcom Holding Corp., MFS Network
                        Technologies, Inc. and MFS Communications Company,
                        Inc.

      The undersigned hereby agree that this statement is filed on behalf of each of the Reporting Persons.



SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 7, 1998


                                    WORLDCOM, INC.

                                    By:   /s/ Charles T. Cannada
                                        --------------------------------
                                        Name:  Charles T. Cannada
                                        Title: Senior Vice President


                                    MFS COMMUNICATIONS COMPANY, INC.

                                    By:   /s/ Charles T. Cannada
                                        --------------------------------
                                        Name:  Charles T. Cannada
                                        Title: Director






                                  ANNEX A

          I. WorldCom, Inc. Listed below are the names, business addresses, positions held with the Company and principal occupations of the current directors and executive officers of WorldCom, Inc. and of the individuals who have been designated by the Board of Directors of MCI Communications Corporation ("MCI") to become directors of WorldCom, Inc. in the event that WorldCom's contemplated merger with MCI is completed. Each of the persons listed below is a United States citizen.


                Current Directors and Executive Officers of WorldCom, Inc.

                                                         Position with
       Name                     Address                    Company            Principal Occupation
       ----                     -------                  -------------        --------------------
James C. Allen            515 East Amite Street            Director           Director, Metronet
                          Jackson, Mississippi 39201-                         Communications Corp.
                          2702                                                and Verio Inc.

Carl J. Aycock            Master Corporation               Director           Self-employed as a
                          123 South Railroad Avenue,                          financial administrator
                          Brookhaven, Massachusetts
                          39601

Max E. Bobbitt            Metromedia China Corporation     Director           President and Chief
                          110 E. 42nd Street                                  Executive Officer of
                          Suite 1501                                          Metromedia China
                          New York, New York 10017                            Corporation

Stephen M. Case           America Online, Inc.             Director           Chairman of the Board
                          22000 AOL Way,                                      of Directors and Chief
                          Dulles, Virginia 20166-9323                         Executive Officer of
                                                                              America Online, Inc.

Bernard J. Ebbers         515 East Amite Street            Director,          President and Chief
                          Jackson, Mississippi 39201-      President and      Executive Officer of
                          2702                             Chief Executive    WorldCom, Inc.
                                                           Officer

Francesco Galesi          The Galesi Group                 Director           Chairman and Chief
                          435 East 52nd Street                                Executive Officer,
                          New York, New York 10022                            The Galesi Group

Stiles A. Kellett, Jr.    Kellett Investment Corp.         Director           Chairman, Kellett
                          200 Galleria Parkway,                               Investment Corp.
                          Suite 1800
                          Atlanta, Georgia 30339

John A. Porter            Integra Funding                  Director           Chairman of the Board
                          295 Bay Street, Suite 2                             of Directors and Chief
                          Easton, Maryland 21601                              Executive Officer,
                                                                              Industrial Electric
                                                                              Manufacturing, Inc.

John W. Sidgmore          UUNET Technologies, Inc.         Director, Vice     Vice Chairman of the
                          3060 Williams Drive              Chairman of the    Board and Chief
                          Fairfax, Virginia 22031          Board and Chief    Operations Officer,
                                                           Operations         WorldCom, Inc.
                                                           Officer

Scott D. Sullivan         515 East Amite Street            Director, Chief    Chief Financial
                          Jackson, Mississippi 39201-      Financial          Officer and
                          2702                             Officer and        Secretary,
                                                           Secretary          WorldCom, Inc.

Lawrence C. Tucker        Brown Brothers Harriman & Co.    Director           General Partner, Brown
                          59 Wall Street                                      Brothers Harriman & Co.
                          New York, New York 10005



                                 Designees of the MCI Board of Directors

                                                         Position with
       Name                     Address                    Company            Principal Occupation
       ----                     -------                  -------------        --------------------
Clifford L. Alexander,    Alexander & Associates           Director           President of Alexander
  Jr.                     400 C Street, N.E.                                  & Associates
                          Washington, D.C. 20002

Judith Areen              Georgetown University Law        Director           Executive Vice President
                            Center                                            for Law Center Affairs
                          600 New Jersey Ave., N.W.                           and Dean of the Law
                          Washington, D.C. 20001                              Center, Georgetown
                                                                              University

Gordon S. Macklin         White River Corporation          Director           Chairman, White River
                          Two Gannett Drive                                   Corporation
                          Suite 200
                          White Plains, NY 10604

Timothy F. Price          MCI Communications               Director           President and Chief
                            Corporation                                       Operating Officer of
                          1801 Pennsylvania Ave., N. W.                       MCI Communications
                          Washington, D.C.20006                               Corporation

Bert C. Roberts, Jr.      MCI Communications               Director           Chairman of the Board
                            Corporation                                       of  MCI Communications
                          1801 Pennsylvania Ave., N. W.                       Corporation
                          Washington, D.C.20006

Gerald H. Taylor          MCI Communications               Director           Chief Executive Officer
                            Corporation                                       of MCI Communications
                          1801 Pennsylvania Ave., N. W.                       Corporation
                          Washington, D.C.20006


          II. MFS Communications Company, Inc. The only directors and executive officers of MFS Communications Company, Inc. are the following employees of WorldCom, Inc: (i) Mr. Ebbers, whose required information is set forth above and who is a director and President and Chief Executive Officer of MFS Communications Company, Inc.; (ii) Mr. Sullivan, whose required information is set forth above and who is Secretary, Treasurer and CEO of MFS Communications Company, Inc.; (iii) Mr. Sidgmore, whose required information is set forth above and who is a director and Chief Operating Officer of MFS Communications Company, Inc.; (iv) Charles T. Cannada, whose address is 515 East Amite Street, Jackson, Mississippi 39201-2702, whose position with WorldCom, Inc. is Senior Vice-President--Corporate Development and who is a director of MFS Communications Company, Inc.




                               EXHIBIT INDEX

Item 7.   Material to be Filed as Exhibits

          Exhibit I -   Section 17 of the Agreement and Plan of Merger,
                        dated as of April 26, 1998, among MFS Acquisition
                        Corp., Able Telcom Holding Corp., MFS Network
                        Technologies, Inc. and MFS Communications Company,
                        Inc.